EXHIBIT 12.1

	Year Ended December 31,
	2002	2001	2000	1999	1998
Fixed Charges:
Interest expense	$13,347	$17,711	$22,924	$25,968	$34,450
Portion of rent expense representative of interest	1,867	1,567	1,567	1,067	1,200

Total Fixed Charges	$15,214	$19,270	$24,491	$27,035	$35,650

Earnings:
Income from continuing operations before tax	$149,197	$187,689	$202,117	$188,650	$136,509
Fixed charges per above	15,214	19,278	24,491	27,035	35,650

Total earnings	$164,411	$206,967	$226,608	$215,685	$172,159

Ratio of Earnings to Fixed Charges	10.81	10.74	9.25	7.98	4.83